Planet Image International Limited

October 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn: Irene Barberena-Meissner and Karina Dorin

Re:	Planet Image International Limited Amendment No. 6 to Registration Statement on Form F-1 Filed October 17, 2023 File No. 333-263602

Dear Ms. Barberena-Meissner and Ms. Dorin:

Planet Image International Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated October 27, 2023 regarding its Amendment No. 6 to Registration Statement on Form F-1 (the “Amendment No. 6 to Registration Statement”) filed on October 17, 2023. For ease of reference, we have repeated the Commission’s comment in this response letter. An Amendment No. 7 to the Registration Statement on Form F-1 (“Amendment No. 7 to the Registration Statement”) is being filed to accompany this response letter.

Amendment No. 6 to Registration Statement on Form F-1

General

1. We note your response to prior comment 1. We also note the penultimate sentence of the risk factor titled “Our success depends on the continuing efforts of our senior management and other key employees” has not been restored to the disclosure as it existed in the June 7, 2023 registration statement. Please restore this risk factor disclosure.

Response: In response to the Staff’s comment, we revised the penultimate sentence of the risk factor titled “Our success depends on the continuing efforts of our senior management and other key employees” of Amendment No. 7 to the Registration Statement to restore the disclosure as it existed in the June 7, 2023 registration statement.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Shaofang Weng
Shaofang Weng
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC